UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Kind Collection, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

September 7, 2018

Physical Address of Issuer:

34102 Street of the Violet Lantern
Dana Point, California 92629

Website of Issuer:

https://juna-world.com

Current Number of Employees:

3

	Prior fiscal year-end (2022)	Most recent fiscal year-end (2023)
Total Assets	$180,049	$197,111
Cash & Cash Equivalents	$70,284	$107,213
Accounts Receivable	$30,746	$9,844
Short-term Debt	$65,189	$97,342
Long-term Debt	$14,566	$14,566
Revenues/Sales	$962,274	$1,114,419
Cost of Goods Sold	$331,413	$401,112
Taxes Paid	$0	$0
Net Income	($131,017)	($63,537)

April 25, 2024

Kind Collection, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Kind Collection, Inc., a California corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/25/2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR i

SUMMARY 1

RISK FACTORS 1

    Risks Related to the Company's Business and Industry 1

BUSINESS 4

    Description of the Business 4

    Business Plan..4

    The Company's Products and/or Services 4

    Competition 4

    Customer Base 4

    Supply Chain 5

    Intellectual Property 5

    Governmental/Regulatory Approval and Compliance..5

    Litigation 5

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 5

    Indemnification 6

CAPITALIZATION, DEBT AND OWNERSHIP 6

    Capitalization 6

    Outstanding Debt 13

    Ownership...15

FINANCIAL INFORMATION 16

    Cash and Cash Equivalents..16

    Liquidity and Capital Resources 16

    Capital Expenditures and Other Obligations 16

    Material Changes and Other Information 16

    Previous Offerings of Securities 16

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 16

OTHER INFORMATION 17

    Bad Actor Disclosure..17

    Compliance with Ongoing Reporting 17

SIGNATURE 1

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Kind Collection, Inc.

Kind Collection, Inc. produces and sells plant powered products and supplements to optimize mind, body, mood and sleep.

The Company is located at 34102 Street of the Violet Lantern, Dana Point, California 92629

The Company's website is https://juna-world.com

The Company conducts business in California and sells products through the internet throughout the United States and Canada.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. We may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTMENT.

BUSINESS

Description of the Business

Kind Collection, Inc. conducts its business through its wholly-owned subsidiary Nude Collection, Inc., a California corporation, incorporated on April 2, 2018 which formulates plant powered products and supplements to optimize mind, body, mood and sleep.

The Company conducts business in California and sells products through the internet throughout the United States and internationally.

Business Plan

Our mission from day one has been to help women feel their best and prove that natural alternatives can be just as effective as pharmaceuticals.

The Company's Products and/or Services

Product / Service	Description	Current Market
Detox Drops	Cleanse, De-bloat, Digest	DTC Gen X and Millennials
Detox Digestive enzymes	Cleanse, De-bloat, Digest	DTC Gen X and Millennials
Gut Therapy	Focus , replenish restore	DTC Gen X and Millennials
Nightcap Sleep Gummies	Sleep, Restore, Refresh	DTC Gen X and Millennials
Active Botanical Therapy Rollerballs	The Company's proprietary nanoparticle mood-shifting essential oil rollerballs are 2X more effective and use scientifically proven functional botanicals that will reset the mind and shift your mood.	DTC Gen X and Millennials

Competition

Our main competition includes The Beauty Chef, which sells bio-fermented, probiotic wholefood supplements for stress, sleep and digestion.

Customer Base

Our customer base includes women between the ages of twenty-eight (28) to fifty-eight (58) who are looking to optimize mood, sleep and digestion. Typically the "urban mom", "career woman", or "wellness seeker."

Supply Chain

Direct to consumer through our own website and B2B with over 100 wholesale partners including Vitamin Shoppe.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6234122	JUNA	Standard Character Mark (Class 35)	6/2/2017	12/29/2020	United States
6512173	JUNA	Cosmetics and Cleaning Products (Class 3)	1/13/2020	10/5/2021	United States
7094752	JUNA	Pharmaceutical Mark (Class 5)	11/5/2021	6/27/2023	United States
98430184	JUNA	Pharmaceutical Mark (Class 5), Medical Apparatus (Class 10), Education and Entertainment (Class 41), Medical, Beauty and Agricultural Mark (Class 44).	3/1/2024	Pending	United States
2170950	JUNA	Dietary Supplements, Aromatherapy, Retail Services, Health Spas.	3/8/2022	Pending	Canada

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jewel Zimmer	Founder, Chief Executive Officer and Director (2017 to present)	Founder, Chief Executive Officer and Director of Kind Collection, Inc. (2018 to present). As Chief Executive Officer of Kind Collection, Inc., Jewel's responsibilities include overseeing operations.	Associates Degree from Le Cordon Bleu, and Vancouver Vocational College (1998)
Taylor Lamb	Co-Founder, Chief Marketing Officer and Director (2019 to present)	Chief Marketing Officer and Director of Kind Collection, Inc. (2019 to present). As Chief Marketing Officer of Kind Collection, Inc., Taylor's responsibilities include running the Company's marketing operations.	Bachelor of Fine Arts in Graphic Design, San Diego State University (2010)

		V.P. of Brand and Marketing, Cleobella (October 2019 to present). As VP of Brand and Marketing at Cleobella, Taylor was responsible for marketing and branding.	
Nikki Marshall	Financial Consultant (2020 to present)	Financial Consultant to Kind Collection, Inc. (2020 to present). As a financial consultant to Kind Collection, Inc., Nikki's responsibilities include advising the Company on financial matters. Head of Capital Strategy of Stable (2022 to present). As Head of Capital Strategy, Nikki's responsibilities include leading corporate structuring, managing all risk capital for a panel of publicly traded entities, and advising on SEC and CFTC related portfolio and investment decisions. Principal of Ellevate Capital (2021 to present). Nikki's responsibilities include overseeing seed level and fund to fund investments for female driven companies. Vice President of Hudson Structured Capital Management (2018 to 2022). As Vice President, Nikki's responsibilities included fund structuring and advising on various matters including equity, debt, bond portfolio, and collateralized risk opportunities.	Masters in Business and Finance, Pepperdine University (2015)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 8,000,0000 are issued and outstanding, $0.00001 par value per share (the "**Common Stock**").

The Company's Equity Plan (the "Plan"), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,000,000 shares of Common Stock. As of the date of this Form C-AR, no shares have been issued under the Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,000,000
Par Value Per Share	$0.00001
Voting Rights	One vote per share.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$51,802
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Valuation Cap: $7,000,000

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the |

	Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.
	If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.
	If there is a Dissolution Event before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of SAFEs assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs were to convert upon an Equity Financing immediately prior to the filing of this Form C-AR, using the Valuation Cap of $7,000,000, the percentage ownership of the Company by the holder of the convertible note would be approximately 0.73%.

Type	Convertible Promissory Notes
Face Value	$10,000
Voting Rights	No, but voting rights may be granted upon conversion.
Anti-Dilution Rights	N/A

Material Terms	Interest Rate: 10% Maturity Date: September 28, 2023 In the event the Company consummates, prior to the Maturity Date an equity financing, in one transaction or a series of related transactions, pursuant to which it sells shares of its Preferred Units (the "Next Preferred Units") with an aggregate sales price of not less than $1,000,000, not including amounts under any convertible bridge notes which are converted into Preferred Units (including without limitation notes issued by the Company), and with the principal purpose of raising capital (a "Qualified Financing "), then the outstanding principal amount of the convertible promissory note, and, at the option of the holder, any and all accrued interest to date, shall automatically convert into shares of the Next Preferred Units equal to the quotient of (A) the outstanding principal amount of the applicable note, if elected by the holder, any and all accrued interest to date, divided by (B) by 80% of the price per share paid by the investors for the Next Preferred Units in the Qualified Financing (in each case on the same terms as the other investors who purchase the Next Preferred Units in the Qualified Financing). If no Qualified Financing or change of control takes place prior the Maturity Date, holder and the Company hereby agree that the unpaid principal amount of the note plus all accrued interest shall automatically convert into shares of the Company's Common Units ("Maturity Date Conversion"), at a price per share equal to the quotient of (A) $4,000,000 divided by (B) the fully diluted capitalization of the Company immediately prior to the closing date of the Maturity Date Conversion.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert upon a Maturity Date Conversion immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holder of the convertible note would be approximately 0.4%.

Type	SAFEs
Face Value	$259,000
Voting Rights	No, but voting rights may be granted upon conversion.
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $4,000,000 Discount: 20% If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock sold in the Equity Financing equal to the purchase amount divided by either the Safe Price or the Discount Price, whichever calculation results in a greater number of Preferred Stock. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a dissolution event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. "Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing. "Discount Price" means price per share of the Preferred Stock sold in the Equity Financing multiplied by 80%. "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation with an aggregate sales price of not less than $1,000,000. "Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other safes; and (iv) convertible promissory notes.

	"Liquidity Price" means price per share equal to the Valuation Cap divided by the Liquidity Capitalization. "Safe Price" means price per share equal to the Valuation Cap divided by the Company Capitalization.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of SAFEs assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs were to convert upon an Equity Financing immediately prior to the filing of this Form C-AR, at the valuation cap of $4,000,000, the percentage ownership of the Company by the holder of the convertible note would be approximately 6.08%.

Type	Crowd SAFE
Face Value	$337,221
Voting Rights	No, but voting rights may be granted upon conversion.
Anti-Dilution Rights	N/A
Material Terms	Valuation Cap: $4,000,000 Discount: 20% If an Equity Financing occurs before this instrument terminates ("First Equity Financing"), the Company shall notify the investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the purchase amount to capital stock; or (2) issue to the investor a number of shares of the shadow series of the capital stock ("CF Shadow Series") (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such capital stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the purchase amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the purchase amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "First Equity Financing Price"). If there is a liquidity event before the termination of this instrument and before any Equity Financing, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the

Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option.

If there is a liquidity event after one or more Equity Financings have occurred but before the termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (as or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the purchase amount divided by the First Equity Financing Price, if the investor fails to select the cash option. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there is a dissolution event before this instrument terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of dissolution event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a dissolution event and (iii) and all holders of Common Stock.

"Conversion Price" means (i) with respect to a conversion in connection with an Equity Financing, the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion in connection with a liquidity event, the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the liquidity event by (y) the Fully Diluted Capitalization immediately prior to the closing of the liquidity event.

"Equity Financing" shall mean the next sale (or series of related sales) by the Company of its equity securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"Fully Diluted Capitalization" shall mean the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares

	of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs. "Liquidity Capitalization" means the number, as of immediately prior to the liquidity event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes. "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. "SAFE Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	The aggregate percentage ownership by the holders of Crowd SAFEs assuming conversion prior to the filing of this Form C-AR is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Crowd SAFEs were to convert upon an Equity Financing immediately prior to the filing of this Form C-AR, at the valuation cap of $4,000,000, the percentage ownership of the Company by the holder of the convertible note would be approximately 7.78%.

Outstanding Debt

In addition to the Convertible Notes listed above, as of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Daintree Capital, Inc.
Amount Outstanding	$22,358.52
Interest Rate and Amortization Schedule	12% per annum
Description of Collateral	N/A
Other Material Terms	In the next equity financing of Borrower, Lender shall have the right, but not the obligation, to invest up to

	$100,000 in such financing, on the terms offered to investors in general.
Maturity Date	October 19, 2024
Date Entered Into	September 19, 2023

Type	Promissory Note
Creditor	Daintree Capital, Inc.
Amount Outstanding	$60,467.08
Interest Rate and Amortization Schedule	12% per annum
Description of Collateral	N/A
Other Material Terms	In the next equity financing of Borrower, Lender shall have the right, but not the obligation, to invest up to $100,000 in such financing, on the terms offered to investors in general.
Maturity Date	March 5, 2025
Date Entered Into	February 5, 2024

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$10,785.87
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Type	Credit Card
Creditor	Chase Bank
Amount Outstanding	$23,116.29
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A

Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jewel Zimmer	7,020,000 shares of Common Stock	87.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2024 the Company had an aggregate of $225,999.86 in cash and cash equivalents. As of the date of the filing of this Form C-AR, the Company is profitable and therefore has unlimited runway.

Liquidity and Capital Resources

The Company's outside sources of capital are explained in greater detail in the Capitalization, Debt and Ownership Section of this Form C-AR.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Safe	$25,000	N/A	Working Capital	August 25, 2021	Section 4(a)(2)
Crowd Safe	$51,802	N/A	Working Capital	October 5, 2022 – February 9, 2023	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance with Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://juna-world.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Jewel Zimmer
AA94CE50D73F45A...

(Signature)

Jewel Zimmer

(Name)

Chief Executive Officer, Founder, Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Jewel Zimmer
AA94CE50D73F45A...

(Signature)

Jewel Zimmer

(Name)

Chief Executive Officer, Founder, Director

(Title)

4/25/2024

(Date)

DocuSigned by:
Taylor Lamb
AFE880762187483...

(Signature)

Taylor Lamb

(Name)

Co-Founder, Chief Marketing Officer and Director

(Title)

4/25/2024

(Date)

EXHIBIT A

Financial Statements

I, Jewel Zimmer, the Chief Executive Officer of Kind Collection, Inc., certify that the financial statements of Kind Collection, Inc. included in this Form are true and complete in all material respects.

DocuSigned by:

Jewel Zimmer

AA94CF50D73F45A

Jewel Zimmer, Chief Executive Officer

Kind Collection, Inc.
Consolidated Balance Sheets
December 31, 2023
(Unaudited)

Assets

	2023	2022
Current Assets		
Cash and Cash Equivalents	$ 107,213	$ 70,284
Accounts Receivable, net	9,844	30,746
Inventory	80,055	74,619
Prepaid Expenses	-	4,400
Total Current Assets	197,111	180,049
Total Assets	$ 197,111	$ 180,049

Liabilities and Shareholder's Equity

	2023	2022
Current Liabilities		
Accounts Payable	$ -	$ 1,325
Accrued expenses	24,416	4,193
Factoring Liability	72,926	59,672
Total Current Liabilities	97,342	65,189
Long Term Liabilities		
Convertible Notes	14,566	14,566
Total Long-Term Liabilities	14,566	14,566
Total Liabilities	111,908	79,755
Shareholder's Equity		
Common Stock, see note 5	80	80
Additional Paid-In Capital	-	-
SAFE Obligations	640,021	596,221
Prior Period Adjustments		4,647
Accumulated Deficit	(554,897)	(496,007)
Total Shareholder's Equity	85,204	104,941
Total Liabilities & Shareholder's Equity	$ 197,111	$ 184,696

Kind Collection, Inc.
Consolidated Statements of Income
December 31, 2023
(Unaudited)

	2023	2022
Net Revenue	$ 1,114,419	$ 962,274
Cost of Goods Sold	401,112	331,413
Gross Profit	713,307	630,861
Operating Expenses		
General & Administrative	397,734	328,064
Research & Development	1,169	16,828
Sales & Marketing	358,867	408,953
Total Operating Expenses	757,770	753,845
Net Operating Loss	(44,463)	(122,983)
Other Income/(Expenses)		
Other Income	1	579
Other Expenses	(5,411)	(7,613)
Interest Expense	(13,664)	(1,000)
Total Other Income/(Expenses)	(19,074)	(8,034)
Net Loss	$ (63,537)	$ (131,017)

Kind Collection Inc.
Consolidated Statements of Equity
December 31,2023
(Unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Prior Period Adjustments	Total
	Shares	Amount					
Beginning Balance, December 31, 2022	8,000,000	$ 80	$ -	$ 596,221	$ (496,007)	$ 4,647	$ 104,941
Curreny Year Net Loss	-	$ -	$ -	$ -	$ (63,537)		$ (63,537)
Additional SAFE Obligations				$ 43,800			$ 43,800
Ending Balance, December 31, 2023	**$ 8,000,000**	**$ 80**	**$ -**	**$ 640,021**	**$ (559,544)**	**$ 4,647**	**$ 85,204**

Kind Collection, Inc.
Consolidated Statements of Cash Flows
31-Dec-23
(Unaudited)

	2023	2022
Cash Flows From Operating Activities		
Net Loss	$ (63,537)	$ (131,017)
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Accounts Receivable	20,903	(17,912)
Inventory	(5,436)	(5,443)
Prepaid Expenses	4,400	(4,400)
Prior Period Adjustments	4,647	-
Increase (Decrease) in Liabilities:		
Accounts Payable	(1,325.00)	1,325.00
Accrued Expenses	20,223.12	217.63
Accrued Interest on Convertible Notes	-	1,000
Cash Used for Operating Activities	(20,125)	(156,230)
Cash Flows From Financing Activities		
Additional SAFE NOTE	43,800	-
Issuance of Factoring Agreement, net of repayments	13,254	(3,046)
Cash Provided by Financing Activities	57,054	(3,046)
Net Increase (Decrease) in Cash	36,928	(159,276)
Cash at Beginning of Year	70,284	229,560
Cahs at End of Year	$ 107,212	$ 70,284

Kind Collection, Inc.

Notes to 2023 Financial Statements

KIND COLLECTION, INC.

NOTES TO 2023 FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Kind Collection, Inc. (the "Company") dba Juna was incorporated in California on August 9, 2018. The Company sells wellness supplements in the form of oils and gummies. The Company's headquarters are in Dana Point, California. The Company began operations in 2018 and began incurring expenses in 2018.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $63,537 during 2023 and has an accumulated deficit of $554,897 as of December 31, 2023.These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Nude Collection, Inc. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

KIND COLLECTION, INC.

NOTES TO 2023 FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue primarily from e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Net Revenues

Cost of net revenues consist of the costs of inventory sold, other direct material costs, inbound and outbound freight, packaging materials and production labor costs.

Sales and Marketing

Sales and marketing expenses includes marketing and advertising costs, which are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, merchant processing fees, rent, administrative expenditures, and information technology.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023, diluted net loss per share is the same as basic net loss per share for each year.
As of December 31, 2023, there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations (see Note 4).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. SIMPLE AGREEMENTS FOR FUTURE EQUITY

Through 2023, the Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $268,999. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

During 2020, the Company entered into SAFEs pursuant to a Regulation CF offering for total proceeds of $337,221. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap. The SAFEs have valuation cap of $4.0 million and a discount rate of 80%.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock sold in the Equity Financing equal to the Purchase Amount divided by the Conversion Price. The Conversion Price is either (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

5. DEBT

During the year ended December 31, 2023, the Company received merchant advances of $60,000 from Shopify. The loan has a short-term maturity and is outstanding at December 31, 2023.

During the year ended December 31, 2023, the Company received inventory financing capital of $93,000 from Daintree Capital. The loan has a short-term maturity and is outstanding at December 31, 2023.

The Company also has a convertible note outstanding for $10,000 with the same conversion terms (valuation cap and discount) as the SAFEs above.

6. STOCKHOLDERS' EQUITY

As of December 31, 2023, the Company was authorized to issue a total of 10,000,000 shares of common stock, $0.00001 par value, of which 8,000,000 shares were issued and outstanding.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2021 and 2020, respectively.

7. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2021, the Company had a deferred tax asset before valuation allowance of $104,792.

KIND COLLECTION, INC.

NOTES TO 2023 FINANCIAL STATEMENTS

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses in 2023.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $554,897.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020 - 2023 tax years remain open to examination.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Kind Collection, Inc.

Notes to 2022 Financial Statements

KIND COLLECTION, INC.

NOTES TO 2022 FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Kind Collection, Inc. (the "Company") dba Juna was incorporated in California on August 9, 2018. The Company sells oils and gummies made from and hemp. The Company's headquarters are in Dana Point, California. The Company began operations in 2018 and began incurring expenses in 2018.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $131,017 during 2022 and has an accumulated deficit of $496,007 as of December 31, 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Nude Collection, Inc. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

KIND COLLECTION, INC.

NOTES TO 2022 FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue primarily from e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Net Revenues

Cost of net revenues consist of the costs of inventory sold, other direct material costs, inbound and outbound freight, packaging materials and production labor costs.

Sales and Marketing

KIND COLLECTION, INC.

NOTES TO 2022 FINANCIAL STATEMENTS

Sales and marketing expenses includes marketing and advertising costs, which are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, merchant processing fees, rent, administrative expenditures, and information technology.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022, diluted net loss per share is the same as basic net loss per share for each year.
As of December 31, 2022, there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations (see Note 4).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

KIND COLLECTION, INC.

NOTES TO 2022 FINANCIAL STATEMENTS

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **SIMPLE AGREEMENTS FOR FUTURE EQUITY**

Through 2019, the Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $234,000. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

During 2020, the Company entered into SAFEs pursuant to a Regulation CF offering for total proceeds of $337,221. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap. The SAFEs have valuation cap of $4.0 million and a discount rate of 80%.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock sold in the Equity Financing equal to the Purchase Amount divided by the Conversion Price. The Conversion Price is either (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

5. **DEBT**

During the year ended December 31, 2022, the Company received merchant advances of $28,863 from Ampla. The loan has a short-term maturity and is outstanding at December 31, 2022.

The Company also has a convertible note outstanding for $10,000 with the same conversion terms (valuation cap and discount) as the SAFEs above.

6. **STOCKHOLDERS' EQUITY**

As of December 31, 2022, the Company was authorized to issue a total of 10,000,000 shares of common stock, $0.00001 par value, of which 8,000,000 shares were issued and outstanding.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2021 and 2020, respectively.

7. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2021, the Company had a deferred tax asset before valuation allowance of $104,792.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent

KIND COLLECTION, INC.

NOTES TO 2022 FINANCIAL STATEMENTS

operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses in 2022.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $496,007.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019 - 2022 tax years remain open to examination.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 18, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.